Contact

www.linkedin.com/in/paul-winnowski-7448054 (LinkedIn)

Top Skills

Access Control
Acquisition Integration
Alarm Systems

Paul Winnowski

Investor & Board Director Former President & COO at Sunrun
San Francisco, California, United States

Experience

Ka'Chava
Board Member
March 2024 - Present (8 months)

Purelight Power
Board Member
October 2022 - Present (2 years 1 month)

Powur, PBC
Board Member
February 2022 - Present (2 years 9 months)

Volstora
Board Member
April 2020 - Present (4 years 7 months)

HomeWorks Energy, Inc.
Board Member
February 2020 - Present (4 years 9 months)

Intrepid Spirits
Board Member
February 2018 - Present (6 years 9 months)

Sunrun
President & COO
February 2014 - June 2018 (4 years 5 months)
San Francisco Bay Area

Sunrun Manifesto

Some people say the future of energy is frightening and overwhelming.

Some people say we'll never be able to change the way energy works in this country.

But those people aren't us.

Because if change means reinventing the way millions of people power their homes with affordable clean energy, then we say bring it on.

Because change is progress. It's a beginning ripe with promise. When we go from being a company that provides an energy choice to thousands, to one that gives that choice to millions.

When we become a company synonymous with sustainability and human progress.

It's about more than just having the courage to say there's got to be a better way—it's having the guts to step up and be that better way.

It's in that moment that change is no longer terrifying—it's exhilarating.

When we start to change the world one day at a time, one roof at a time.

And leave a mark that will live on long after we're gone.

Because we didn't just change the world, we did everything we could to make it better.

Power Forward.

Mainstream Energy

President & CEO

December 2012 - February 2014 (1 year 3 months)

About Mainstream Energy Corporation

Mainstream Energy Corp. is a global leader in integrated solar solutions, dedicated to bringing clean and secure solar energy to the mainstream. Mainstream Energy operates subsidiary companies REC Solar, a national leader in solar electric system design and installation with more than 8,700 systems now installed; AEE Solar, one of the nation's largest wholesale distributors of solar products and equipment; and SnapNrack, a leading

manufacturer of solar racking systems. Mainstream's industry expertise powers a commitment to high-quality products, outstanding service and low costs to all solar customers. For more, visit http://www.recsolar.com, http://www.aeesolar.com, and http://www.snapnrack.com.

http://www.cnbc.com/id/100296132

United Technologies
President, UTC Fire & Security Europe & South Africa
March 2008 - June 2012 (4 years 4 months)

United Technologies
President, UTC Fire & Security Asia
2006 - 2008 (2 years)

General Electric (GE)
President, GE Security Asia
2002 - 2006 (4 years)
Shanghai City, China

Education

Vanderbilt University - Owen Graduate School of Management
MBA · (1997 - 1999)

University of San Diego
BS, Business Economics